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                          May 14, 2024

       Jonathan E. Lim, M.D.
       Chairman and Chief Executive Officer
       Erasca, Inc.
       3115 Merryfield Row, Suite 300
       San Diego, California 92121

                                                        Re: Erasca, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed May 9, 2024
                                                            File No. 333-279261

       Dear Jonathan E. Lim:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Tim
Buchmiller at 202-551-3635 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Cheston J. Larson, Esq.